SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16252 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 72,677,233 LIMITED PARTNERSHIP UNITS[1]

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 72,677,233 LIMITED PARTNERSHIP UNITS[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,677,233 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.8% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

1 This amount includes 48,930 limited partnership units of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by BIG Holdings L.P., a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”).  This amount also includes 43,396,642 redeemable partnership units of Brookfield Infrastructure L.P. (“RPUs”) owned by BILP Holding L.P., 15,342,774 RPUs owned by BIG Holdings L.P., and 8,101,850 RPUs owned by BAM Infrastructure Group L.P., each a wholly-owned subsidiary of Brookfield.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,218,649 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 0 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 2,218,649 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 0 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,218,649 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.9% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,921,283 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 74,895,882 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 25,401 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 74,895,882 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,921,283 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.7% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G16252 10 1	SCHEDULE 13D

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D is being filed to reflect the acquisition by Brookfield of RPUs pursuant to a Subscription Agreement entered into on August 17, 2015 by Brookfield and the Partnership. Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 4.

Item 2.   Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of each of Brookfield, Partners Value Investments Inc. (“Value Investments”) and Partners Limited (“Partners”), respectively.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

On August 17, 2015, Brookfield entered into an agreement to purchase 5,787,037 RPUs of Brookfield Infrastructure L.P. (“Holding LP”), which are exchangeable for limited partnership units of the Partnership (the “Units”) under certain circumstances. The purchase of these RPUs by Brookfield will be funded by $250,000,000 cash on hand from Brookfield.

Item 4.   Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

Brookfield is acquiring the RPUs for the purpose of increasing its investment in the Partnership.

Item 5.   Interest in Securities of the Issuer

Items 5(a)–(b) of Schedule 13D are hereby amended as follows:

(a)-(b)      As of the date hereof, Value Investments may be deemed to be the beneficial owner of 2,218,649 Units, and such Units constitute approximately 0.9% of the issued and outstanding Units based on the number of Units outstanding as of June 30, 2015. Assuming that all of the redeemable partnership units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 72,677,233 Units and Partners may be deemed to be the beneficial owner of 74,921,283 Units, and such Units would constitute approximately 30.8% and 31.7%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of June 30, 2015. The Units deemed to be beneficially owned by Partners include 25,401 Units owned by Partners and the Units deemed to be beneficially owned by each of Brookfield and Value Investments. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Value Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 25,401 Units with respect to which it has sole voting and investment power.

Item 7.   Material to be Filed as Exhibits.

Exhibit 5               Subscription Agreement dated August 17, 2015 by and between Brookfield Asset Management Inc. and Brookfield Infrastructure L.P.

CUSIP No. G16252 10 1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:    August 19, 2015

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs and Corporate Secretary

PARTNERS VALUE INVESTMENTS INC.

By:	/s/ George E. Myhal
	Name:	George E. Myhal
	Title	President

PARTNERS LIMITED

By:	/s/ Loretta Corso
	Name:	Loretta Corso
	Title	Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Lance Liebman, Director	Columbia Law School 435 West 116th Street New York, New York 10027 –7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder and Director of Rogers Communications Inc.	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor, TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 – 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A.

George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PARTNERS VALUE INVESTMENTS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

John P. Barratt	c/o Suite 200, #10 – 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada

Edward C. Kress	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Managing Partner and Chief Financial Officer Brookfield	Canada

Frank N.C. Lochan	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada

George E. Myhal	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO, Partners Value Investments Inc.	Canada

Vu Nguyen	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Financial Analyst of Brookfield	Canada

Ralph J. Zarboni	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	CPresident Rossiter Ventures Corporation	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada

J. Bruce Flatt, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Office of Brookfield Asset Management Inc.	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO, Partners Value Investments Inc.	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada

Tony E. Rubin, Treasurer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant	Canada

Lorretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator	Canada

Derek Gorgi, Assistant Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada